LEGG MASON PARTNERS FUND ADVISOR, LLC

620 Eighth Avenue, 49th Floor

New York, New York 11018

February 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Western Asset Total Return ETF (the “Fund”), a series of Legg Mason ETF Investment Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendments Nos. 27, 31, 33, 35, 36 and 38 to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-206784 and 811-23096)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to the Fund:

1933 Act Post-Effective Amendment No.	Filing Date	Submission Type	Accession Number
27	August 8, 2017	485APOS	0001193125-17-251496
31	October 20, 2017	485BXT	0001193125-17-314876
33	November 17, 2017	485BXT	0001193125-17-346563
35	December 15, 2017	485BXT	0001193125-17-370338
36	January 4, 2018	485BXT	0001193125-18-002354
38	January 16, 2018	485BPOS	0001193125-18-011407

In making this request for withdrawal, the Trust confirms that no securities have been sold, or will be sold, in reliance on the Amendments or pursuant to the Prospectus and Statement of Additional Information contained therein.

If you have any questions, please feel free to contact me at (203) 703-7032.

Sincerely,

LEGG MASON ETF INVESTMENT TRUST

/s/ Rosemary D. Emmens

Rosemary D. Emmens

Assistant Secretary of the Trust